Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated March 12, 2012
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Underlying Supplement no. 3 dated October 22, 2010 and
Underlying Supplement no. 4 dated October 22, 2010)

# HSBC USA Inc.
## Callable Yield Notes

- $1,836,000 Callable Yield Notes linked to a reference asset consisting of the S&P MidCap 400® Index, the Russell 2000® Index and the iShares® FTSE China 25 Index Fund
- Approximately 12-month term
- Annualized quarterly coupons of 2.375% (9.50% per annum)
- Contingent return of principal, subject to the credit risk of HSBC USA Inc.
- Callable quarterly beginning September 17, 2012, at par by the Issuer

The Callable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, underlying supplement no. 3 or underlying supplement no. 4. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-18 of this pricing supplement.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement, page US3-1 of the accompanying underlying supplement no. 3, and page US4-2 of the accompanying underlying supplement no. 4.**

|  | Price to Public | Fees and Commissions[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $22.50 | $977.50 |
| Total | $1,836,000 | $41,310 | $1,794,690 |

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-18 of this pricing supplement.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC**

# HSBC USA Inc.
# 12-Month Callable Yield Notes



This pricing supplement relates to a single offering of Callable Yield Notes. This offering has the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus, underlying supplement no. 3 and underlying supplement no. 4. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, underlying supplement no. 3 or underlying supplement no. 4, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of two indices and one index fund (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The S&P MidCap 400® Index ("MID"), the Russell 2000® Index ("RTY") and the iShares® FTSE China 25 Index Fund ("FXI") (each an "Underlying" and together the "Underlyings") |
| **Trade Date:** | March 12, 2012 |
| **Pricing Date:** | March 12, 2012 |
| **Settlement Date:** | March 15, 2012 |
| **Final Valuation Date:** | March 12, 2013, subject to adjustment as described below under the caption "Observation Dates and Maturity Date." |
| **Maturity Date:** | 3 business days after the Final Valuation Date and is expected to be March 15, 2013. The Maturity Date is subject to adjustment as described below under the caption "Observations Dates and Maturity Date." |
| **Payment at Maturity:** | Unless we have exercised our Early Redemption Right, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment amount equal to the Final Settlement Value (plus any coupon payment). |
| **Final Settlement Value:** | **Unless we have exercised our Early Redemption Right, you will receive a payment on the Maturity Date calculated as follows:**<br>‣ *If a Trigger Event does not occur, 100% of the Principal Amount.*<br>‣ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive, an amount equal to 100% of the Principal Amount.*<br>‣ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative or zero, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying. In such a case, you may lose up to 100% of your investment regardless of the performance of the other Underlyings.* |
| **Trigger Event:** | A Trigger Event occurs if the Official Closing Value of any Underlying is below its Trigger Value on any Observation Date. |
| **Trigger Value:** | 612.94 with respect to the MID, 508.93 with respect to the RTY and $24.26 with respect to the FXI, in each case 62.50% of the Initial Value of the relevant Underlying. |
| **Observation Dates:** | Each day from and including the Settlement Date to and including the Final Valuation Date, subject to adjustment as described below under the caption "Observations Dates and Maturity Date. |
| **Least Performing Underlying:** | The Underlying with the lowest Final Return. |
| **Annual Coupon Rate (paid quarterly):** | 9.50% per annum |
| **Coupon Payment Dates:** | June 15, 2012, September 17, 2012, December 17, 2012 and March 15, 2013 (the Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Payment on the Notes—Coupon" on page PS-4 below. |

| | |
|---|---|
| **Early Redemption Right:** | The Notes may be redeemed by the Issuer on any Coupon Payment Date beginning September 17, 2012, at 100% of their Principal Amount together with any coupon payment. See "Payment on the Notes—Early Redemption Right" on page PS-5 for more details. |
| **Final Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

| | |
|---|---|
| **Initial Value:** | 980.71 with respect to the MID, 814.29 with respect to the RTY and $38.81 with respect to the FXI, in each case the Official Closing Value of the relevant Underlying on the Pricing Date. |
| **Final Value:** | The Official Closing Value of the relevant Underlying on the Final Valuation Date. |
| **Official Closing Value:** | With respect to each Underlying, the Official Closing Value on any trading day for such Underlying will be the closing level or price, as applicable, of the Underlying as determined by the calculation agent as described under "Payment on the Notes—Official Closing Value" on page PS-5 below. |
| **CUSIP/ISIN:** | 4042K1ZN6 / US4042K1ZN62 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |

## GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, underlying supplement no. 3 dated October 22, 2010 and underlying supplement no. 4 dated October 22, 2010. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, underlying supplement no. 3 or underlying supplement no. 4, the terms described in this pricing supplement shall control. The iShares® FTSE China 25 Index Fund was previously called "iShares® FTSE/Xinhua China 25 Index Fund" All references to "iShares® FTSE/Xinhua China 25 Index Fund" in underlying supplement no. 4 refer to the iShares® FTSE China 25 Index Fund. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement, page US3-1 of underlying supplement no. 3 and page US4-2 of the underlying supplement no. 4, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplements) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, underlying supplement no. 3 and underlying supplement no. 4 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplements if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▸ The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

## PAYMENT ON THE NOTES

### Maturity

Unless we have exercised our Early Redemption Right, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus any coupon payment) determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive, an amount equal to 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative or zero, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying, which will result in a Final Settlement Value less than the Principal Amount.

### Coupon

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The Coupon Payment Dates are June 15, 2012, September 17, 2012, December 17, 2012 and March 15, 2013 (which is also the expected Maturity Date). If any Coupon Payment Date falls on a day that is not a business day (including a Coupon Payment Date that is also the Maturity Date or the Early Redemption Date, as defined below), such Coupon Payment Date will be postponed to the immediately succeeding business day. If the final Coupon Payment Date (which is also the Maturity Date) is postponed as described under "Observation Dates and Maturity Date" below, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

The Annual Coupon Rate is 9.50% per annum.

**Early Redemption Right**

The Notes are redeemable at our option in whole, but not in part, on any Coupon Payment Date beginning September 17, 2012, upon giving notice five business days prior to such Coupon Payment Date. The "Early Redemption Date" is the Coupon Payment Date, if any, for which we have given notice, on or before the fifth business day prior to such Coupon Payment Date, that we elect to redeem the Notes.  If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any coupon payment in respect of Coupon Payment Dates ended on or before the Early Redemption Date. In this case, you will lose the opportunity to continue to be paid coupons on Coupon Payment Dates that occur after the Early Redemption Date.

**Official Closing Value**

With respect to each Underlying, the Official Closing Value on any trading day will be determined by the calculation agent based upon the closing level of such index or closing price of such index fund, as applicable, displayed on the following pages on Bloomberg Professional® service: for MID, page "MID <INDEX>", for RTY, page "RTY <INDEX>" and for FXI, page "FXI UP <EQUITY>", and with respect to FXI, adjusted by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying  underlying supplement no. 4.  With respect to any of the foregoing, if the value for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on Bloomberg Professional® service or any successor service, as applicable.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Indenture and Trustee**

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

**Paying Agent**

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

**Reference Issuer and Reference Sponsor**

With respect to MID, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to RTY, the Russell Investment Group is the reference sponsor. With respect to FXI, iShares, Inc. is the reference issuer.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe that the Official Closing Value of all of the Underlyings will not decline by more than 37.50%, as compared to the Initial Value, on any Observation Date.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to forego distributions paid on the index fund or on stocks comprising the indices included in the Reference Asset.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Official Closing Value of one or more of the Underlyings will decline by more than 37.50%, as compared to the Initial Value, on any Observation Date.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer to receive the distributions paid on the index fund or on stocks comprising the indices included in the Reference Asset.

▶ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page US3-1 of underlying supplement no. 3 and page US4-2 of underlying supplement no. 4. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising any Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement, underlying supplement no. 3 and underlying supplement no. 4.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, the accompanying underlying supplement no. 3 and the accompanying underlying supplement no. 4, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▶ "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement;

▶ "— There are Risks Associated With Small - Capitalization Stocks" in underlying supplement no. 3;

▶ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in underlying supplement no. 4;

▶ "— The Notes are Subject to Currency Exchange Risk" in underlying supplement no. 4; and

▶ "— There are Risks Associated with Emerging Markets" in underlying supplement no. 4.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee return of principal and you may lose your entire initial investment.**

The Notes do not guarantee return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if we have not exercised our Early Redemption Right and if a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the value of the Least Performing Underlying falls to zero. An investment in the Notes does not guarantee return of principal and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, excluding any coupon payment. Payment of any amount at maturity is subject to the credit risk of HSBC.

**You will not participate in any appreciation in the value of any of the Underlyings included in the Reference Asset.**

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity or upon early redemption. Even if the Final Return of each Underlying in the Reference Asset is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of any Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupons. Under no circumstances, regardless of the extent to which the value of any Underlying appreciates, will your return exceed the total amount of the coupons. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or early redemption, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**If a Trigger Event occurs with respect to any Underlying, your return will be based on the Final Return of the Least Performing Underlying.**

The performance of any of the Underlyings may cause a Trigger Event to occur. If a Trigger Event occurs, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlyings. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Underlying is negative, even if there is an increase in the value of the other Underlyings. This could be the case even if the other Underlyings increased by an amount greater than the decrease in the Least Performing Underlying.

**The Notes are subject to our Early Redemption Right, which limits your ability to accrue interest over the full term of the Notes.**

The Notes are subject to our Early Redemption Right and therefore may be redeemed by us on any Coupon Payment Date beginning September 17, 2012, upon at least five business days notice. If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the Principal Amount of your Notes and any coupon payment in respect of Coupon Payment Dates originally scheduled to occur on or before the Early Redemption Date. In such a case, you will lose the opportunity to continue to accrue and be paid coupons in respect of Coupon Payment Dates following the Early Redemption Date. If the Notes are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar price or risk that yield as much interest as the Notes. See "Payment on the Notes— Early Redemption Right" on page PS-5.

**Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the values of each Underlying.**

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying of the three Underlyings to which the Notes are linked.

## Changes that affect an Underlying may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor or reference issuer of an Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Underlying may affect the value of such Underlying. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of such Underlying. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant index. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

## An index fund and its underlying index are different.

The performance of an index fund may not exactly replicate the performance of the respective underlying index, because such index fund will reflect transaction costs and fees that are not included in the calculation of the respective underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the respective underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the respective underlying index and in managing cash flows.

## The Reference Asset is subject to management risk.

The index fund included in the Reference Asset is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the index fund, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicates the underlying index. Therefore, unless a specific security is removed from the underlying index, the index fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the index fund is subject to the risk that the investment strategy of the index fund's investment advisor may not produce the intended results.

## There is limited anti-dilution protection.

For certain events affecting shares of the index fund included in the Reference Asset, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the Final Value which may affect your Final Settlement Value. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the index fund. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the index fund, the market price of the securities and the Final Settlement Value may be materially and adversely affected.

## The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

## Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity or early redemption.

The original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date or early redemption could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Value of any Underlying on any Observation Date.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes**.**  With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying's Final Return from -100% to +100%. The following results are based solely on the assumptions outlined below.  You should consider carefully whether the Notes are suitable to your investment goals.

▶    Principal Amount:                          $1,000

▶    Trigger Value:                             62.50% of the Initial Value of each Underlying

▶    Annual Coupon Rate                         9.50% per annum
      (paid quarterly):

▶    The Notes are held until maturity and are not redeemed early.

| | Trigger Event Does Not Occur[1] | | | | Trigger Event Occurs[2] | | | |
|---|---|---|---|---|---|---|---|---|
| Least Performing Underlying's Final Return | Hypothetical Total Coupon Paid Over the Term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on the Notes | Hypothetical Total Coupon Paid Over the term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on Notes |
| 100.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 90.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 80.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 70.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 60.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 50.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 40.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 30.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 20.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 10.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| 0.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $1,000 | $1,095 | 9.50% |
| -10.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $900 | $995 | -0.50% |
| -20.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $800 | $895 | -10.50% |
| -30.00% | $95 | $1,000 | $1,095 | 9.50% | $95 | $700 | $795 | -20.50% |
| -37.50% | $95 | $1,000 | $1,095 | 9.50% | $95 | $625 | $720 | -28.00% |
| -40.00% | N/A | N/A | N/A | N/A | $95 | $600 | $695 | -30.50% |
| -50.00% | N/A | N/A | N/A | N/A | $95 | $500 | $595 | -40.50% |
| -60.00% | N/A | N/A | N/A | N/A | $95 | $400 | $495 | -50.50% |
| -70.00% | N/A | N/A | N/A | N/A | $95 | $300 | $395 | -60.50% |
| -80.00% | N/A | N/A | N/A | N/A | $95 | $200 | $295 | -70.50% |
| -90.00% | N/A | N/A | N/A | N/A | $95 | $100 | $195 | -80.50% |
| -100.00% | N/A | N/A | N/A | N/A | $95 | $0 | $95 | -90.50% |

[1] The Official Closing Value of each Underlying never falls below its respective Trigger Value on any Observation Date.

[2] The Official Closing Value of an Underlying falls below its Trigger Value on any Observation Date.

[3] Assuming the Notes have been held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $95.00, with coupon payments of $23.75 made on each Coupon Payment Date.

**Hypothetical Examples of the Final Settlement Value**

The three examples below set forth a sampling of hypothetical Final Settlement Values based on the following assumptions:

▶ Principal Amount of Notes: $1,000

▶ Trigger Value: 62.50% of the hypothetical Initial Value of each Underlying

▶ Annual Coupon Rate (paid quarterly): 9.50% per annum

▶ Hypothetical Initial Value: 1,000.00 for MID, 800.00 for RTY and $40.00 for FXI

The actual Initial Value with respect to the MID, RTY and FXI was determined on the Pricing Date.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Early Redemption Date, as applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether a Trigger Event will occur and, if so, whether the Final Return of the Least Performing Underlying will be less than zero, or to what extent the Final Return will be less than zero.

**Example 1: We do not exercise our Early Redemption Right and a Trigger Event occurs, however, the Least Performing Underlying never reaches or falls below its Trigger Value. Additionally, the Final Return of the Least Performing Underlying is less than zero.**

| Underlying | Initial Value | Lowest Official Closing Value of the Underlying on an Observation Date | Final Value on Final Valuation Date |
|---|---|---|---|
| MID | 1,000.00 | 850.00 (85% of Initial Value) | 800.00 (80% of Initial Value) |
| RTY | 800.00 | 440.00 (55% of Initial Value) | 880.00 (110% of Initial Value) |
| FXI | $40.00 | $32.00 (80% of Initial Value) | $46.00 (115% of Initial Value) |

Since the Official Closing Value of RTY is below its Trigger Value on an Observation Date, a **Trigger Event occurs**. MID is the Least Performing Underlying, even though its Official Closing Value never falls below its Trigger Value.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Value of MID} - \text{Initial Value of MID}}{\text{Initial Value of MID}}$$

$$= (800.00 - 1,000.00) / 1,000.00 = \textbf{-20.00\%}$$

Final Settlement Value = Principal Amount of the notes × (1 + Final Return of the Least Performing Underlying)

$$= \$1,000 \times (1 + -20\%) = \textbf{\$800.00}$$

Therefore, with the total coupon payment of $95.00 over the term of the Notes, the total payment on the Notes is $895.00.

**Example 2: We do not exercise our Early Redemption Right and a Trigger Event does not occur.**

| Underlying | Initial Value | Lowest Official Closing Value of the Underlying on an Observation Date | Final Value on Final Valuation Date |
|---|---|---|---|
| MID | 1,000.00 | 850.00 (85% of Initial Value) | 900.00 (90% of Initial Value) |
| RTY | 800.00 | 720.00 (90% of Initial Value) | 720.00 (90% of Initial Value) |
| FXI | $40.00 | $36.00 (90% of Initial Value) | $34.00 (85% of Initial Value) |

Since the Official Closing Value of each Underlying was not below its Trigger Value on any Observation Date, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $95.00 over the term of the Notes, the total payment on the Notes is $1,095.00.

**Example 3: We exercise our Early Redemption Right and the Early Redemption Date is September 17, 2012.**

Since we exercised our Early Redemption Right, there is an early redemption and you are no longer entitled to receive any Final Settlement Value. Therefore, on the Early Redemption Date you would receive your $1,000 Principal Amount of Notes plus the coupon payment of $23.75 owed to you on such date. As a result, on the Early Redemption Date, you would be entitled to receive a total payment of $1,023.75. Once we exercise our Early Redemption Right, the Underlyings have no relevance in determining the payment owed to you on the Early Redemption Date.

Therefore, with the previous coupon payment of $23.75 paid on June 15, 2012, the total payment on the Notes is $1,047.50.

## INFORMATION RELATING TO THE REFERENCE ASSET

### Description of the MID

#### General

HSBC has derived all information relating to the MID, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the MID at any time. The consequences of S&P discontinuing the MID are discussed in the accompanying underlying supplement no. 3.

#### S&P publishes the MID

The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers over 7% of the United States equities market. The calculation of the value of the MID (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. Historically, the "Market Value" of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

S&P chooses companies for inclusion in the MID with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the MID to achieve the objectives stated above.

#### Computation of the MID

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the MID to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the MID was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the MID (i.e., its Market Value). Currently, S&P calculates the MID based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the MID is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the MID reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the U.S. or foreign countries; and
- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an

unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this document, the MID is calculated using a base-weighted aggregate methodology: the level of the MID reflects the total Market Value of all the component stocks relative to the MID base date of June 28, 1991. The daily calculation of the MID is computed by dividing the Market Value of the MID component stocks by the Divisor.

The MID maintenance includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in index values is maintained by adjusting the Divisor for all changes in the MID constituents' share capital after the base date of June 28, 1991 with the index value as of the base date set at 100. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the MID from changing due to corporate actions, all corporate actions which affect the total Market Value of the MID require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the MID remains constant. This helps maintain the level of the MID as an accurate barometer of stock market performance and ensures that the movement of the MID does not reflect the corporate actions of individual companies in the MID. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the MID. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the MID and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

| Type of Corporate Action | Comments | Divisor Adjustment |
|---|---|---|
| Company added/deleted | Net change in market value determines Divisor adjustment. | Yes |
| Change in shares outstanding | Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change. | Yes |
| Stock split | Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting. | No |
| Spin-off | If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit). | Yes |
| Spin-off | Spun-off company added to the MID, no company removed from the MID. | No |
| Spin-off | Spun-off company added to the MID, another company removed to keep number of names fixed. Divisor adjustment reflects deletion. | Yes |
| Change in IWF | Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF. | Yes |
| Special dividend | When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value. | Yes |

| | | |
|---|---|---|
| Rights offering | Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid. | Yes |

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the MID component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the MID (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the MID maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the MID. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the MID are updated as required by any changes in the number of shares outstanding and then the index divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

**License Agreement with S&P**

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the MID to track general stock market performance. S&P's and its third party licensor's only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the MID which is determined, composed and calculated by S&P or its third party licensors without regard to HSBC USA Inc. or the Securities. S&P and its third party licensors have no obligation to take the needs of HSBC USA Inc. or the owners of the Securities into consideration in determining, composing or calculating the SPX. Neither S&P nor its third party licensors is responsible for or has participated in the determination of the prices and amount of the Securities or the timing of the issuance or sale of the Securities or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

NEITHER STANDARD & POOR'S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR'S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR'S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH

DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's®", "S&P®" and "S&P MidCap 400®" are trademarks of Standard and Poor's and have been licensed for use by HSBC USA Inc.

## Historical Performance of the MID

The following graph sets forth the historical performance of the MID based on the daily historical closing levels from March 12, 2007 to March 12, 2012 as reported on Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The historical levels of the MID should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the MID on any Observation Date.



Source: Bloomberg Professional® service

The closing level of the MID on March 12, 2012 was 980.71.

## Description of the RTY

RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of February 29, 2012 were: Financial Services, Consumer Discretionary, Producer Durables, Technology and Health Care.

***For more information about the RTY, see "The Russell 2000® Index" on page US3-8 of the accompanying underlying supplement no. 3.***

## Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from March 12, 2007 through March 12, 2012. The closing level for the RTY on March 12, 2011 was 814.29. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on any Observation Date.

## Description of the FXI

The iShares® FTSE China 25 Index Fund (formerly the "iShares® FTSE/Xinhua China 25 Index Fund") seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the Stock Exchange of Hong Kong Ltd. and are available to international investors, as measured by the FTSE China 25 Index.

*All references to the FTSE/Xinhua China 25 Index Fund in the accompanying underlying supplement no. 4 shall refer to the The iShares® FTSE China 25 Index Fund. For more information about the FXI, see "The iShares® FTSE China/Xinhua 25 Index Fund" on page US4-39 of the accompanying underlying supplement no. 4.*

## Historical Performance of the FXI

The following graph sets forth the historical performance of the FXI based on the daily historical closing prices from March 12, 2007 through March 12, 2012. The closing price for the FXI on March 12, 2012 was $38.81. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the FXI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the FXI on any Observation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/3/2007 | 3/30/2007 | $39.35 | $30.09 | $34.15 |
| 4/2/2007 | 6/29/2007 | $43.45 | $34.47 | $42.91 |
| 7/2/2007 | 9/28/2007 | $61.17 | $37.07 | $60.16 |
| 10/1/2007 | 12/31/2007 | $73.18 | $53.75 | $56.82 |
| 1/2/2008 | 3/31/2008 | $60.02 | $39.95 | $45.05 |
| 4/1/2008 | 6/30/2008 | $54.99 | $43.00 | $43.83 |
| 7/1/2008 | 9/30/2008 | $47.74 | $30.45 | $34.47 |
| 10/1/2008 | 12/31/2008 | $34.58 | $19.35 | $29.18 |
| 1/2/2009 | 3/31/2009 | $32.19 | $22.70 | $28.52 |
| 4/1/2009 | 6/30/2009 | $40.76 | $28.27 | $38.37 |
| 7/1/2009 | 9/30/2009 | $44.16 | $35.73 | $40.94 |
| 10/1/2009 | 12/31/2009 | $46.66 | $39.09 | $42.27 |
| 1/4/2010 | 3/31/2010 | $44.57 | $36.65 | $42.10 |
| 4/1/2010 | 6/30/2010 | $44.60 | $36.25 | $39.13 |
| 7/1/2010 | 9/30/2010 | $43.03 | $38.60 | $42.82 |
| 10/1/2010 | 12/31/2010 | $47.99 | $41.92 | $43.09 |
| 1/3/2011 | 3/31/2011 | $45.00 | $40.80 | $44.96 |
| 4/1/2011 | 6/30/2011 | $46.40 | $40.35 | $42.95 |
| 7/1/2011 | 9/30/2011 | $43.40 | $30.82 | $30.83 |
| 12/3/2011 | 12/30/2011 | $39.01 | $28.61 | $34.87 |
| 1/3/2012* | 3/12/2012* | $40.74 | $34.69 | $38.81 |

* As of the date of this pricing supplement available information for the first calendar quarter of 2012 includes data for the period from January 3, 2012 through March 12, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2012.

**OBSERVATION DATES AND MATURITY DATE**

The first paragraph of the section "Valuation Dates" in the accompanying underlying supplement no. 3 will be replaced with the following paragraph:

If an Observation Date is not a scheduled trading day for any Underlying, then an Observation Date for such Underlying will be the next succeeding day that is a scheduled trading day (as defined in the underlying supplement) for such Underlying. For each Underlying, the calculation agent will determine whether a market disruption event (as defined in the underlying supplement) exists on an Observation Date with respect to such Underlying independent from the other Underlying, therefore a market disruption event may exist for one Underlying and not exist for the other Underlying. If a market disruption event exists for an Underlying on an Observation Date, then the Observation Date for such Underlying will be the next scheduled trading day for which there is no market disruption event for such Underlying. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the Observation Date for such Underlying, and the Official Closing Value with respect to such Underlying will be determined (1) with respect to an Underlying that is an index, by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security), or (2) with respect to an Underlying that is an index fund, by the calculation agent, in its sole discretion, using its estimate of the exchange traded prices for such index fund that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the originally scheduled Observation Date, the determination of such Underlying's Official Closing Value will be made on the originally scheduled Observation Date, irrespective of the existence of a market disruption event with respect to the other Underlyings. If an Observation Date other than the Final Valuation Date for any Underlying is postponed, then the corresponding Coupon Payment Date will also be postponed by the same number of business days and no interest will be paid in respect of such postponement. If the Final Valuation Date for any Underlying is postponed, then the Maturity Date will also be postponed by the same number of business days and no interest will be paid in respect of such postponement.

**EVENTS OF DEFAULT AND ACCELERATION**

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to another Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

**SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)**

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 2.25%, or $22.50, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may allow selling concessions on sales of such Notes by other brokers or dealers of up to 2.25%, or $22.50, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. In the opinion of Sidley Austin LLP, special U.S. tax counsel to us, the following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. We intend to treat the Deposits as short-term debt instruments for U.S. federal income tax purposes. Please see the discussion under the heading "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Debt Instruments" in the accompanying prospectus supplement for U.S. federal income tax considerations applicable to non-contingent debt instruments.

As described in the prospectus supplement under "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the Annual Coupon Rate of 9.50% on the Notes among interest on the Deposit and Put Premium, 0.90 percent constitutes interest on the Deposit and 8.60 percent constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether the issuer of any stock owned by, or included in, one or more of the Underlyings of the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purpose. In the event that the issuer of any stock owned by, or included in, one or more of the Underlyings of the Reference Asset were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by, or included in, the Underlyings of the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by, or included in, one or more of the Underlyings of the Reference Asset is or becomes a PFIC or USRPHC.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.


## VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture referred to in this pricing supplement, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 14, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Issuer on December 14, 2011.

## TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $1,836,000 Callable Yield Notes

### March 12, 2012

### PRICING SUPPLEMENT